Exhibit 99.1

eLong Announces the Appointment of New Chief Executive Officer

BEIJING, July 8, 2015 -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China (the “Company” or “eLong”), today announced the appointment of Mr. Hao Jiang as its Chief Executive Officer, effective July 8, 2015. eLong also announced that Mr. Guangfu Cui, its former Chief Executive Officer, will continue to provide services to the Company as a consultant.

Mr. Jiang was appointed by the Company’s Board of Directors to serve as Chief Executive Officer after an extensive search of potential candidates and careful consideration of Mr. Jiang’s qualifications, including his extensive experience in and deep knowledge of China’s online travel industry, and expertise in product development and software. Mr. Jiang graduated from Shanghai Jiaotong University with a Bachelor of Science degree.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accommodations reservations in China offering consumers a network of approximately 510,000 properties worldwide. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570